UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended September 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to ____________

Commission file number 1-8137

          A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Pacific Corporation 401(k) Plan

          B.        Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Pacific Corporation
3770 Howard Hughes Parkway, Suite 300, Las Vegas, NV  89109

American Pacific
Corporation 401(k) Plan

Financial Statements for the Years Ended
September 30, 2004 and 2003 and
Report of Independent Registered Public
Accounting Firm

AMERICAN PACIFIC CORPORATION 401(k) PLAN

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

American Pacific Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of American Pacific Corporation 401(k) Plan (the “Plan”) as of September 30, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the American Pacific Corporation 401(k) Plan as of September 30, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

March 29, 2005

AMERICAN PACIFIC CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
SEPTEMBER 30, 2004 AND 2003

	2004	2003

ASSETS
INVESTMENTS (Note 3):
Mutual fund accounts	$4,247,424	$3,766,860
Money market funds	874,726	527,724
Common stock	295,942	293,561
Participant loans	397,735	392,040

Total investments	5,815,827	4,980,185

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$5,815,827	$4,980,185

See accompanying notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003

ADDITIONS:
Investment income:
Dividend and interest income	$24,128	$10,425
Net appreciation in fair value of investments	443,681	497,225
Interest from loan repayments	23,906	35,611
Participant contributions	573,904	582,197

Total additions	1,065,619	1,125,458

DEDUCTIONS:
Benefits paid to participants	227,929	146,194
Plan expenses	2,048	1,549

Total deductions	229,977	147,743

INCREASE IN NET ASSETS	835,642	977,715
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,980,185	4,002,470

End of year	$5,815,827	$4,980,185

See accompanying notes to financial statements.

AMERICAN PACIFIC CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2004 AND 2003

1.	SUMMARY PLAN DESCRIPTION

The following description of the American Pacific Corporation (“AMPAC”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, as amended, for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan open to all full-time employees who are not members of a collective bargaining unit of the Company. Each employee is eligible to participate on the first day of each fiscal quarter following a 90-day probation from the date of employment. Franklin Templeton Investments – Defined Contribution Services (“Franklin”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch up contributions by employees 50 and older. The Company, at its discretion, may contribute to the Plan. No such discretionary contributions were made for the year ended September 30, 2004 and 2003. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their own contributions into various investment options offered by the Plan. The Plan currently offers 18 investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Payment of Benefits—On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at 8%. Principal and interest is paid ratably through payroll deductions.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at their fair market value at year-end based on quoted market prices. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at September 30, 2004 and 2003.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2004 are as follows:

	Shares	Amount

Mutual funds:
Franklin Stable Value Fund	874,726	$874,726
Franklin Equity Income Fund	27,505	538,556
Mutual Shares Fund	23,441	504,207
Franklin Rising Dividends Fund	14,270	435,222
Franklin Growth Fund	1,269	494,410
Templeton Foreign Fund	56,381	616,805
Van Kampen Emerging Growth Fund	12,490	438,788
Other:
AMPAC Corp. Unitized Stock Fund	30,167	295,942
Participant Loans		397,735

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2003 are as follows:

	Shares	Amount

Mutual funds:
Franklin Stable Value Fund	527,724	$527,724
Franklin U.S. Government Securities Fund	39,045	265,898
Franklin Equity Income Fund	24,741	418,127
Mutual Shares Fund	23,061	432,634
Franklin Rising Dividends Fund	15,862	427,967
Franklin Growth Fund	13,432	359,159
Templeton Foreign Fund	51,816	500,024
Franklin Short-Intermediate U.S. Government Securities Fund	34,576	361,668
Van Kampen Emerging Growth Fund	15,332	504,417
Other:
AMPAC Corp. Unitized Stock Fund	27,257	293,561
Participant Loans		392,040

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $443,681 during the year ended September 30, 2004, as follows:

Franklin Total Return Fund	$5,303
Franklin U.S. Government Securities Fund	5,892
Franklin Age High Income	8,841
Franklin Equity Income Fund	75,197
Mutual Shares Fund	69,761
Franklin Real Estate	14,464
Franklin Rising Dividends Fund	59,442
Franklin Utilities Fund	11,104
Franklin Growth Fund	48,395
Franklin Small-Mid Cap Growth	14,130
Franklin Technology Fund	11,119
Templeton Foreign Fund	80,196
Franklin Global Healthcare	1,134
Franklin Short-Intermediate U.S. Government Securities Fund	2,237
Pimco CCM Mid Cap A	14,600
Van Kampen Emerging Growth Fund	36,160
AMPAC Corp. Unitized Stock Fund	(20,575)
Franklin Small Cap Value	6,281

Net appreciation of investments	$443,681

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $497,225 during the year ended September 30, 2003, as follows:

Franklin Total Return Fund	$4,161
Franklin U.S. Government Securities Fund	7,286
Franklin Age High Income	8,152
Franklin Equity Income Fund	53,571
Mutual Shares Fund	56,333
Franklin Real Estate	5,750
Franklin Rising Dividends Fund	57,117
Franklin Utilities Fund	8,081
Franklin Growth Fund	60,418
Franklin Small-Mid Cap Growth	21,828
Franklin Technology Fund	34,190
Templeton Foreign Fund	95,393
Franklin Global Healthcare	1,039
Franklin Short-Intermediate U.S. Government Securities Fund	11,153
Pimco CCM Mid Cap A	11,585
Van Kampen Emerging Growth Fund	57,605
AMPAC Corp. Unitized Stock Fund	3,563

Net appreciation of investments	$497,225

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton Investments. Franklin is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At September 30, 2004, the Plan held 30,167 units of unitized company stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $302,743. At September 30, 2003, the Plan held 27,257 units of common stock of American Pacific Corporation, the sponsoring employer, with a cost basis of $277,733.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on August 7, 2001 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the ”IRC”). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

AMERICAN PACIFIC CORPORATION 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPTEMBER 30, 2004

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment		Current Value

*	Franklin Templeton Funds	Franklin Stable Value	**	$874,726
*	Franklin Templeton Funds	Franklin Total Return Fund	**	149,073
*	Franklin Templeton Funds	Franklin US Gov’t Securities	**	197,656
*	Franklin Templeton Funds	Franklin Age High Income	**	94,390
*	Franklin Templeton Funds	Franklin Equity Income	**	538,556
*	Franklin Templeton Funds	Mutual Shares Fund	**	504,207
*	Franklin Templeton Funds	Franklin Real Estate	**	93,402
*	Franklin Templeton Funds	Franklin Rising Dividends	**	435,222
*	Franklin Templeton Funds	Franklin Utilities Fund	**	71,332
*	Franklin Templeton Funds	Franklin Growth Fund	**	494,410
*	Franklin Templeton Funds	Franklin Small-Mid Cap Growth	**	184,604
*	Franklin Templeton Funds	Franklin Technology Fund	**	119,080
*	Franklin Templeton Funds	Templeton Foreign Fund	**	616,805
*	Franklin Templeton Funds	Franklin Global Healthcare	**	41,500
	Pimco Funds	Pimco CCM Mid Cap A		182,271
	Van Kampen Funds	Van Kampen Emerge Growth		438,788
*	American Pacific Corp.	AMPAC Corp. Unitized Stock Fund		295,942
	Various participants	Participant loans (various maturities and rates)		397,735
*	Franklin Templeton Funds	Franklin Small Cap Value	**	86,128

	Total			$5,815,827

*	Represents a party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PACIFIC CORPORATION 401(k) PLAN

	By:	American Pacific Corporation, as Plan Administrator

Date: March 29, 2005	By:	/s/ JOHN R. GIBSON

John R. Gibson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Index	Description

23.1	Consent of Independent Registered Public Accounting Firm